Filed pursuant to Rule 424(b)(7)
Registration No. 333-138336

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated November 20, 2006)

$575,000,000
(aggregate principal amount)

Weingarten Realty Investors
3.95% Convertible Senior Notes due 2026 and
the Common Shares Issuable Upon Conversion of the Notes

This prospectus supplement no. 3 supplements our prospectus dated November 20, 2006, as supplemented by prospectus supplement number 1 dated February 5, 2007, and prospectus supplement number 2 dated March 2, 2007, relating to the resale from time to time by selling securityholders of up to $575,000,000 aggregate principal amount of our 3.95% Convertible Senior Notes due 2026 and the common stock issuable upon conversion of the notes. The prospectus dated November 20, 2006, as supplemented by the prospectus supplements dated February 5, 2007 and March 2, 2007, is referred to herein as the “prospectus.” This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Investing in the notes and our common shares issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 6 of the prospectus, as well as the risk factors relating to our business that are incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities discussed in the prospectus or this prospectus supplement, nor have they determined whether the prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 30, 2007

The information in the table appearing under the caption “Selling Securityholders” commencing on page 63 of the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to selling securityholders listed below as of or prior to the date of this prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Common Shares That May Be Sold (1)	Percentage of Common Shares Outstanding (2)

Calyon S/A +	$8,000,000	1.39%	163,016.00	*
DaimlerChrysler Corp Emp. #1 Pension Plan, dtd 4/1/89	1,270,000	*	25,878.79	*
DKR SoundShore Oasis Holding Fund Ltd.	8,000,000	1.39%	163,016.00	*
Empyrean Capital Fund, LP	3,412,000	*	69,526.32	*
Empyrean Capital Overseas Benefit Plan Fund, Ltd.	698,000	*	14,223.15	*
Empyrean Capital Overseas Fund, Ltd.	6,890,000	1.20%	140,397.53	*
Florida Power and Light Group Employee Pension Plan	450,000	*	9,169.65	*
Franklin and Marshall College	30,000	*	611.31	*
Pensionkasse Huntsman II+	300,000	*	6,113.10	*
Rampart Enhanced Convertible Investors, LLC	230,000	*	4,686.71	*
Zurich Institutional Fund Wandelanleihen+	2,300,000	*	46,867.10	*
_______________________

* Less than 1%.
# Broker-Dealer
+ Affiliate of a broker-dealer

(1)
Assumes conversion of all of the holder’s notes at an initial conversion rate of 20.3770 of our common shares for each $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rate Adjustments.” As a result, the amount of common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 86,434,467 common shares outstanding as of March 26, 2007. In calculating this amount, we treated as outstanding the number of common shares issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

The table captioned “Voting/Investment Control Table” commencing on page 66 of the prospectus is hereby amended to reflect the following additions:

Selling Securityholder	Natural person or persons with voting or dispositive power

Calyon S/A	Jean - Philippe Cridlig
DaimlerChrysler Corp Emp. #1 Pension Plan, dtd 4/1/89	Mr. Jack Feiler, Chief Investment Officer has sole voting and investment power. Palisade Capital Management, LLC acts as Investment Advisor.
DKR SoundShore Oasis Holding Fund Ltd.
The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

Empyrean Capital Fund, LP	Tian Xue
Empyrean Capital Overseas Benefit Plan Fund, Ltd.	Tian Xue
Empyrean Capital Overseas Fund, Ltd.	Tian Xue
Florida Power and Light Group Employee Pension Plan	Mr. Jack Feiler, Chief Investment Officer has sole voting and investment power. Palisade Capital Management, LLC acts as Investment Advisor.
Franklin and Marshall College	Mr. Jack Feiler, Chief Investment Officer has sole voting and investment power. Palisade Capital Management, LLC acts as Investment Advisor.
Rampart Enhanced Convertible Investors, LLC	Mr. Jack Feiler, Chief Investment Officer has sole voting and investment power. Palisade Capital Management, LLC acts as Investment Advisor.